CONSENT

TO: Fronteer Gold Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Quebec Securities Commission
United States Securities and Exchange Commission
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Reports

Reference is made to technical report entitled "Updated Technical Report on the Long Canyon Project, Elko County, Nevada, USA", dated February 25, 2011, which the undersigned has prepared with James Gray, Chris Lee and Moira Smith (the "**Technical Report**"). The undersigned hereby consents to the written disclosure of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 25, 2011(the "**AIF**") and the Form 40-F of the Corporation dated March 25, 2011(the "**Form 40-F**").

The undersigned further confirms that the undersigned has read the AIF and Form 40-F and that they each fairly and accurately represent the information in the Technical Report for which the undersigned was responsible for preparing or supervising.

DATED this 28th day of March, 2011

Per: G.L. Simmons
Gary Simmons